Mail Stop 0309

									December 9, 2004


The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, DE  19801


Re:  	Chemokine Therapeutics Corp.
Amendment No. 2 to Form SB-2 Registration Statement
	File No. 333-117858


Dear Agent for Service:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Plan of Distribution - page 23
1. Please revise the disclosure to indicate specifically when the closing will occur. It is currently unclear as to whether the closing will occur at the point that the minimum number of shares is sold, or at some later date. If there are multiple closing dates, you should identify all of them. We also note that your offering agreement with Canaccord refers to "closing," "closing day," "effective date" and "offering day," none of which are described in the registration statement. Please revise your registration statement accordingly. Investors need to know when they will receive the shares they purchased, or when their funds will be returned to them.
2. Please expand the disclosure to include the description of stabilization activities specified in Item 508(i) and (j) of Regulation S-B.
3. It is currently unclear whether the company intends to distribute any of the IPO shares in the U.S. In the November 19, 2004 supplemental letter from Canaccord Capital Corporation`s U.S. counsel, the statement is made that the agents may distribute some of the IPO shares in the United States and engage in certain non-U.S. stabilizing activities "in compliance with the exemption provided by
Rule 104(g) of Regulation M." We wish to clarify with you that if any part of the distribution occurs in the United States, any stabilizing activities done in connection with the IPO must be in accordance with Rule 104 of Regulation M. Any stabilizing activities done outside the United States must satisfy the requirements of Rule
104(g). However, the exemption in Rule 104(g) is not automatic. To comply with Rule 104(g), the company must write in separately and request exemptive relief from the Division of Market Regulation.
4. Please revise the disclosure to explicitly state, if true, that the agent does not intend to distribute any of the IPO shares in the
U.S.
5. We continue to believe that an over-allotment option is inconsistent with the concept of a minimum/maximum offering. We also note that underwriters generally may only exercise the over-allotment option within 30 days from the date of the registration statement, while you are proposing that the option be exercisable "within 60 days of the closing of the offering." If you continue to believe that you may offer any of the securities in the United States, we continue to request that you make the revisions we specified in comment 4 of our last letter.
6. If you continue to believe that you may offer any of the securities in the United States, please expand the disclosure in this section to indicate that a restricted period under Regulation M may apply with respect to bids for or purchases of your shares by the selling shareholders and their affiliated purchasers.
7. We note that Section 5.9 of the Agency Offering Agreement states that you will issue to the Agent the number of shares subject to the
Greenshoe Option upon receipt of notice from the Agent. Please revise your registration statement to provide the following information:

* Will the shares issuable upon the exercise of the option be issued to Canaccord on an all or nothing basis;

* Will the shares be offered by Canaccord on a best efforts basis;

* If the option shares will be offered on a best efforts basis, when will this offering terminate; and

* Will Canaccord purchase any of the shares for its own account?

Management`s Discussion and Analysis
Research and Development, page 41
8. Refer to your response to comment 11. Please clarify your disclosure as requested to indicate whether or not you can reasonably estimate completion dates and completion costs. The fact that an estimate may be difficult to make does not address the ability to make an estimate. If you can reasonably estimate, please expand your disclosure to provide the disclosures previously requested. Interim Consolidated Statement of Operations, F-25
9. We note that you recorded revenue of $275,000 related to a research and development agreement that spans nine months. Please tell us if this amount covered the entire nine-month period. Additionally, please tell us how the recognition of this revenue as of September 30, 2004 complies with SAB 104 (SAB Topic 13).


*	*	*	*	*




As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mary Fraser at (202) 942-1864, Suzanne Hayes at
(202)
942-1789, or me at (202) 942-1840 with any questions.


								Sincerely,




								Jeffrey P. Riedler
								Assistant Director



Cc:	Russell R. Frandsen, Esq.
	Squire, Sanders & Dempsey LLP
	801 South Figueroa Street - 14th Floor
	Los Angeles, CA  90017

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The Corporation Trust Company
Chemokine Therapeutics Corp.
December 9, 2004
Page 4